SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

HEARST-ARGYLE TELEVISION, INC.

(Name of Subject Company)

HEARST-ARGYLE TELEVISION, INC.

(Name of Person(s) Filing Statement)

Series A Common Stock, par value $0.01 per share

 (Title of Class of Securities)

422317 10 7

(CUSIP Number of Class of Securities)

Jonathan C. Mintzer, Esq.
Vice President, General Counsel and Corporate Secretary
Hearst-Argyle Television, Inc.
300 West 57th St.
New York, NY 10019
(212) 887-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Adam O. Emmerich Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York  10019
(212) 403-1000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

www.hearstargyle.com

NEWS

HEARST-ARGYLE TELEVISION RESPONDS TO
ANNOUNCEMENT BY HEARST CORPORATION

New York, New York – March 26, 2009 – In response to the announcement on Wednesday, March 25 by Hearst Corporation that it plans to commence a cash tender offer for all outstanding Hearst-Argyle Television, Inc. (NYSE:  HTV) shares not already owned by Hearst Corporation, Hearst-Argyle Television said today that Hearst Corporation’s offer will be considered by a special committee of independent members of the Board of Directors of Hearst-Argyle Television.

The committee will include two Series A directors of Hearst-Argyle Television, Inc.:  David Pulver, who has been a director of Hearst-Argyle Television and a predecessor company, Argyle Television, Inc., since 1994, and who is President of Cornerstone Capital Inc., a private investment firm; and Caroline L. Williams, a director of Hearst-Argyle Television and of Argyle Television, Inc. since 1994, who is President of Grey Seal Capital, an investment and consulting firm.

If Hearst Corporation does commence a tender offer, then within 10 business days following its commencement, Hearst-Argyle Television will advise stockholders of its position regarding the offer.  Accordingly, Hearst-Argyle Television stockholders may wish to defer making a determination with respect to Hearst Corporation’s offer until they have been advised of Hearst-Argyle Television’s position with respect to the offer.

Hearst Corporation’s proposal to commence a tender offer was not made pursuant to any agreement with Hearst-Argyle Television.

In light of yesterday’s announcement by Hearst, the Company’s Board of Directors has determined to postpone its annual meeting of stockholders, which was to be held on May 6, 2009.

Notice to stockholders: The tender offer referenced in this news release has not commenced.  In response to the proposed tender offer, if commenced, Hearst-Argyle Television will file with the Securities and Exchange Commission a solicitation/recommendation statement.  Stockholders of Hearst-Argyle Television are strongly advised to read Hearst-Argyle Television’s solicitation/recommendation statement, if and when it becomes available, regarding the tender offer referred to in this news release, because it will contain important information.  Stockholders may obtain a free copy of the solicitation/recommendation statement (if and when it becomes available) at the SEC’s web site, www.sec.gov.  Stockholders may also obtain, without charge, a copy of the solicitation/recommendation statement (if and when it becomes available) by directing requests to Hearst-Argyle Television’s Investor Relations department.

About Hearst-Argyle

Hearst-Argyle Television, Inc., a leading local media company, owns 26 television stations, and manages an additional three television and two radio stations. The Company’s television stations reach approximately 18% of U.S. TV households, making it one of America’s largest television station groups.  Hearst-Argyle also owns 37 websites and currently provides digital multicast channels, in addition to the main digital channel, in 20 markets, featuring 24-hour weather and entertainment programming.  Hearst-Argyle is majority-owned by Hearst Corporation.  The Company’s Web address is www.hearstargyle.com.

FORWARD-LOOKING STATEMENTS

This news release includes forward-looking statements.  We base these forward-looking statements on our current expectations and projections about future events.  These forward looking statements generally can be identified by the use of statements that include phrases such as “anticipate”, “will”, “may”, “likely”, “plan”, “believe”, “expect”, “intend”, “project”, “forecast” or other such similar words and/or phrases.

Actions taken by Hearst Corporation with respect to its proposed offer, as well as other matters, may cause actual events to differ from those we describe.  Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Tom Campo

Investor Relations

(212) 590-2464